Exhibit 5.1

February 3, 2025

SeaStar Medical Holding Corporation

3513 Brighton Blvd, Suite 410

Denver, Colorado 80216

Re:	Registration Statement on Form S-3 (File No. 333-275968)

We have acted as counsel to SeaStar Medical Holding Corporation, a Delaware corporation (the “Company”), in connection with the filing by the Company with the Securities and Exchange Commission (the “Commission”) of a Prospectus Supplement (the “Prospectus Supplement”), dated January 31, 2025, to the Prospectus, dated December 22, 2023, included in the Registration Statement on Form S-3 (File No. 333-275968) filed by the Company with the Commission under the Securities Act of 1933, as amended (the “Securities Act”), relating to the offer and sale by the Company of 713,000 shares (the “Shares”) of the Company’s common stock, $0.0001 par value per share (the “Common Stock”) and pre-funded warrants to purchase 2,816,412 shares of Common Stock (the “Pre-Funded Warrants”), all pursuant to that certain securities purchase agreement, dated January 31, 2025 (the “Securities Purchase Agreement”), between the Company and the purchasers signatory thereto. In addition, the Company will issue, pursuant to the letter agreement dated as of May 17, 2024 between the Company and H.C. Wainwright & Co. LLC, certain warrants (the “Prior Placement Agent Warrants”, together with the Pre-Funded Warrants, the “Warrants”) to purchase 247,059 shares of Common Stock (the shares of Common Stock underlying the Warrants, the “Warrant Shares”).

We have examined such documents and have reviewed such questions of law as we have considered necessary or appropriate for the purposes of our opinions set forth below. In rendering our opinions set forth below, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to us as copies. We have also assumed the legal capacity for all purposes relevant hereto of all natural persons. As to questions of fact material to our opinions, we have relied upon certificates or comparable documents of officers and other representatives of the Company and of public officials.

Based on the foregoing, we are of the opinion that:

1.	The Shares, when issued and delivered against payment of the consideration therefor specified in the Securities Purchase Agreement, will be validly issued, fully paid, and non-assessable.

2.	The Warrants have been duly authorized and executed by the Company and, when delivered and paid for in accordance with the terms of the Securities Purchase Agreement, will be valid and binding obligations of the Company.

3.	Assuming the Warrant Shares were issued today in accordance with the terms of the Warrants, the Warrant Shares would be validly issued, fully paid, and non-assessable.

Our opinions expressed above are limited to the Delaware General Corporation Law.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and to the reference to our firm under the heading “Legal Matters” in the prospectus constituting part of the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Dorsey & Whitney LLP

JBE/DPL